TCW SPIRIT DIRECT LENDING LLC

Fee Waiver Agreement

THIS FEE WAIVER AGREEMENT (the “Agreement”) is entered into on May 30, 2024, by and between TCW Spirit Direct Lending LLC, a Delaware statutory trust (the “Fund”), and TCW Asset Management Company LLC (the “Adviser”), the Fund’s investment adviser.

WITNESSETH:

WHEREAS, the Adviser has entered into an Investment Advisory Agreement and Management Agreement with the Fund, dated as of the March 27, 2024 (the “Investment Advisory Agreement”), pursuant to which the Adviser provides, or arranges for the provision of, investment advisory and management services to Fund, and for which it is compensated based on the average gross assets of the Fund; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its unitholders to reduce the management fee paid by the Fund to the Adviser;

NOW THEREFORE, in consideration of the covenants and the mutual promises set forth herein, the parties mutually agree as follows:

1.	FEE WAIVER. The Adviser agrees to a reduction in the Fund’s management fee such that the management fee payable by the Fund (the “Reduced Fee”) is as follows:

a.	0.90% on assets under management when assets under management are less than or equal to AU$250 million;

b.	0.85% on assets under management when assets under management are greater than AU$250 but less than or equal to AU$500 million; and

c.	0.80% on assets under management when assets under management are greater than AU$500 million.

The Reduced Fee shall be paid quarterly in arrears, at the relevant annual rate of the Fund’s gross assets calculated as of the end of the three most recently completed calendar months as set forth in the Investment Advisory Agreement, effective upon the commencement of the Fund’s operations. Any management fees waived with respect to the Fund under this Agreement are not subject to reimbursement to the Adviser by the Fund. The Adviser confirms that the Reduced Fee shall be deferred until the Fund has sufficient net income to pay the Reduced Fee.

In addition, the Adviser agrees to a reduction in the Fund’s Incentive Fee (as such term is used in the Investment Advisory Agreement) from 15% to 10% (the “Reduced Incentive Fee”). The Reduced Incentive Fee will be calculated on a cumulative basis and the amount of the Reduced Incentive Fee payable in connection with any distribution (or deemed distribution), which shall be calculated gross of applicable currency conversion costs with such costs to be borne by the Fund, will be determined in accordance with the following formula each time amounts are to be distributed to the Fund’s unitholders:

a.

First, no Reduced Incentive Fee will be owed until the Fund’s unitholders have collectively received cumulative distributions pursuant to this clause (a) equal to their aggregate contributions to the Fund in respect of all the units of the Fund;

b.

Second, no Reduced Incentive Fee will be owed until the Fund’s unitholders have collectively received cumulative distributions equal to a 7.5% internal rate of return on their aggregate contributions to the Fund in respect of all units of the Fund (the “Hurdle”);

c.

Third, the Adviser will be entitled to a Reduced Incentive Fee out of 100% of additional amounts otherwise distributable to Fund’s unitholders until such time as the Reduced Incentive Fee paid to the Adviser is equal to 10% of the sum of (A) the amount by which the Hurdle exceeds the aggregate contributions of the Fund’s unitholders in respect of all units of the Fund and (B) the amount of Reduced Incentive Fee being paid to the Adviser pursuant to this clause (iii); and

d.

Thereafter, the Adviser will be entitled to a Reduced Incentive Fee equal to 10% of additional amounts otherwise distributable to Fund’s unitholders in respect of all units of the Fund, with the remaining 90% distributed to the Fund’s unitholders.

2.

TERM. This Agreement shall become effective at the time the Fund commences operations and shall continue for a period of one year, unless sooner terminated by the Fund as provided in Paragraph 3 of this Agreement. This Agreement shall continue in effect thereafter for additional periods of one year, or such other period as may be agreed upon by the Fund and the Adviser, so long as such continuation is approved for the Fund at least annually by the board of directors of the Fund (the “Board”).

3.

AMENDMENT; TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board upon sixty (60) days’ written notice to the Adviser. This Agreement may only be modified or terminated prior to the end of the current term by, or with the consent of the Board. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination. Amendment or termination of this agreement does not require approval of the Fund’s unitholders.

4.	ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

5.

SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

6.

GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the date first written above.

TCW ASSET MANAGEMENT COMPANY LLC

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Managing Director

By:	/s/ Zachary Edelman
Name:	Zachary Edelman
Title:	Senior Vice President

TCW SPIRIT DIRECT LENDING LLC

By:	/s/ Andrew Kim
Name:	Andrew Kim
Title:	Chief Financial Officer and Treasurer

By:	/s/ Gladys Xiques
Name:	Gladys Xiques
Title:	Chief Compliance Officer